VIA EDGAR September 8, 2015	76 Rahima Moosa Street, Newtown 2001 PO Box 62117, Marshalltown 2107, South Africa Tel: +27 (0) 11 637 6000 Fax: +27 (0) 11 637 6624 Website: www.anglogoldashanti.com

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States of America

Re:	Comment letter on: 1) AngloGold Ashanti Limited Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2014 filed on April 4, 2015 – File No. 001 – 14846; and 2) 2014 Mineral Resource and Ore Reserve Report for the Year Ended December 31, 2014

Response to the Securities and Exchange Commission comment letter dated August 28, 2015

Dear Mr. Reynolds,

We, AngloGold Ashanti Limited, a company incorporated under the laws of the Republic of South Africa (“AngloGold Ashanti”), are pleased to respond to the comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in its comment letter dated August 28, 2015, with respect to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “20-F”), and our 2014 Mineral Resource and Ore Reserve Report for the year ended December 31, 2014.

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold text below and have provided our responses immediately following the numbered comments.

As requested by the Staff, we acknowledge that:

•	AngloGold Ashanti is responsible for the adequacy and accuracy of the disclosure in its 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the 20-F; and

•	AngloGold Ashanti may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

AngloGold Ashanti Limited

Reg No: 1944/017354/06

Directors: SM Pityana (Chairman) S Venkatakrishnan (British/Indian) (Chief Executive Officer) KC Ramon (Chief Financial Officer) R Gasant A Garner (American) DL Hodgson NP January-Bardill MJ Kirkwood (British) M Richter (American/Panamanian) Prof LW Nkuhlu RJ Ruston (Australian)

Group General Counsel and Company Secretary: ME Sanz Perez

Form 20-F for the Year Ended December 31, 2014

Ore Reserves, page 106

1.	The cutoff grade is a critical component used to evaluate the potential of the mineral properties. We note your reference to an average grade to be mined by each operation is used to estimate your mineral reserves, but do not find this cutoff grade value stated for your reserves in this filing. In future filings please clearly state your cutoff value used to estimate your reserves within or adjacent to your reserve tables.

In response to the Staff’s comment, in future Annual Reports on Form 20-F, beginning with its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, AngloGold Ashanti will revise its Ore Reserves table to clearly reflect cutoff grade values.

2014 Mineral Resource and Ore Reserve Report for the Year Ended December 31, 2014

2.	We also reviewed your 2014 Mineral Resource and Ore Reserve Report and noted the Vaal River – Kopanang operation had an average gold cutoff value of 9.46 g/t gold, but the ore reserves within your filing indicate a proven and probable reserve grade of 6.02 g/t gold and your 2014 production from this operation averaged 5.85 g/t gold. Supplementally, please provide an explanation for this variance, showing how this calculation was derived from your costs and other modifying factors.

We assume that the average gold cutoff value of 9.46 g/t gold has been calculated as a tonnage weighted average of the Crystalkop Reef and Vaal Reef Base. For purposes of answering the question, we have reverted to the Vaal Reef Base as an example.

The insitu cutoff grade of 9.49 g/t (1 000 cm.g/t) is calculated as described on page 106 of the 20-F. The required returns; cost structure; yield; mine call factor and gold price estimates are used to determine an optimal mining mix. This in turn determines the required average insitu grade to be mined, which for Kopanang is 15.00 g/t (1 590 cm.g/t). This value is then applied to the grade-tonnage curve which shows that mining at a cut-off grade of 9.49 g/t (1 000 cm.g/t) will result in the required average insitu grade. The cut-off is then applied insitu to the blocks of mineralized material and any large mining areas that do not meet the cut-off grade criterion are excluded. The mining plan is reviewed to ensure that it satisfies the economic criteria and practical limitations of access and timing. If this review process is positive the mineralized material (with dilution and discounts) included in the mining plan is declared and published as the Ore Reserve.

Therefore, the average insitu grade required for Kopanang is 15.00 g/t, mining occurs at a cut-off grade of 9.49 g/t (1 000 cm.g/t), which drops to 6.02 g/t after applying the dilution and discounts to account for delivery to the plant.

The Ore Reserve grade determined for Kopanang of 6.02 g/t is based on the material delivered to the plant over the estimated life-of-mine, while the actual production for Kopanang of 5.55 g/t gold is post plant recovery and only for the fiscal 2014 year.

General

As customary, we have discussed the contents of our response with our auditors, Ernst & Young Inc., South Africa.

If you have any questions, please contact me at +27 11 637 6902 or Mr. Roger Hillen of Ernst & Young Inc. at +27 11 772 3522.

Yours sincerely,

/s/ Christine Ramon
Christine Ramon
Chief Financial Officer AngloGold Ashanti Limited

cc:

Mr. Roger Hillen, Ernst & Young Inc., 102 Rivonia Road, Sandton, South Africa

Mr. George Stephanakis, Cravath, Swaine & Moore LLP, CityPoint, One Ropemaker Street, London EC2Y 9HR, United Kingdom

Ms. Maria Sanz, Group General Counsel and Company Secretary, AngloGold Ashanti Limited, 76 Rahima Moosa Street, Johannesburg, South Africa

Mr. John Staples, Chief Accounting Officer, AngloGold Ashanti Limited, 76 Rahima Moosa Street, Johannesburg, South Africa